AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

September 17, 2012

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (the “Company”) in response to the comments you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 28, 2012 (the “Form 10-K”), as set forth in your letter to the Company dated August 31, 2012. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

1.	We note your response to prior comment 2 and the reasons for the increase in DSO between 2009 and 2011 for the first customer listed in Appendix 1 of your July 2, 2012 response letter. To the extent the impact of the increase in unbilled receivables resulting from the undertaking of more complicated software and solution services and longer implementation phases is material, we believe that you should disclose this information in explaining material changes in DSO. Additionally, please disclose if this represents a trend that you expect to impact DSO in future periods, if applicable. Additionally, please confirm if you invoice your customers upon meeting the milestones described in your contracts or if there is any significant delay in the timing of sending the invoice after completing the milestone. Finally, as it relates to the sales and marketing strategy you describe, please confirm how you analyze the payment terms extended to such customers to ensure that collection is probable/reasonably assured in order to meet revenue recognition criteria at the time of the sale.

Company Response: In response to the Staff’s comment, and as discussed with the Staff, the Company respectfully confirms that the Company concluded that the impact of the increase in unbilled receivables resulting from undertaking more complicated software and solutions services and longer implementation phases was not a known trend reasonably likely to have a material impact on liquidity or capital resources. This determination was based on the fact that the Company only observed this in certain customer projects during certain periods without any regularity and did not expect that it would continue in the future. The complexity of solutions and implementation phases are mostly determined by the customers’ requirements and may fluctuate year by year. As the Company has advised the Staff, the Company believes that movement in its days of sales outstanding (“DSO”) was primarily the result of decreased down payments as a result of the Company’s sales and marketing strategy to win more orders from major telecommunication carriers in certain regions. While the Company monitors its unbilled receivables and believes that undertaking more complicated software and solutions services and longer implementation phases was a secondary factor impacting DSO for the first customer (and its provincial subsidiaries) listed in Appendix 1 of its July 2, 2012 response letter, the Company did not observe this in all projects involving such customer (and its provincial subsidiaries), in other customers generally, or over an extended period of time.

In addition, the Company respectfully proposes to add disclosure substantially as follows to its Liquidity and Capital Resources discussion in future filings:

Our DSO is impacted by a variety of factors that impact customer payment cycles, including the outcome of customer negotiations regarding payment terms, the relative maturity of the CRM, Billing, BI, or other technology involved in a particular project, the systems used by the customer, geographic region, the scale of the project, and other factors. In addition, in a year we typically perform thousands of contracts for dozens of customers (comprising the major telecom carriers in the PRC and their provincial subsidiaries), and the payment terms of each contract can vary based on these factors.

The Company respectfully confirms that it invoices its customers promptly upon meeting the milestones described in its contracts without any significant delay in the timing of sending the invoice after completing the milestone.

Finally, for each of the Company’s customer contracts, at the time of sale the Company analyzes the payment terms extended to customers to ensure that collection is reasonably assured. This is assessed during the contract approval process, which requires approval from various levels of management in the involved departments, such as marketing, business, operations, and finance. Following its internal control policies, the Company’s accounts receivables (“AR”) management team from its operations department distributes an AR report to the project managers in the Company’s business departments for them to monitor the AR collection status on weekly basis, and the project managers closely consider customer creditworthiness and assess the collectability of both billed and unbilled AR on a project-by-project basis. This results in project managers being very aware of receivables from current customers when assessing, during the approval process preceding the time of sale, whether collection is reasonably assured on such new contracts. In addition, the Company’s customers are mainland PRC telecommunication carriers, which the Company believes generally have strong cash flows and good reputations for payment, with low default risks based on long-term historical payment records. Based on the above analysis, the Company believes that the collectability of revenues under its contracts, including those relating to the sales and marketing strategy the Company has described (which in some cases resulted in greater unbilled AR), is reasonably assured and all revenue recognition criteria have been met under accounting principles generally accepted in the United States (“US GAAP”).

2.	We note your response to prior comment 4. Since the reserves discussed in prior comment 5 are calculated based upon PRC GAAP, we believe it may be beneficial to describe differences between PRC GAAP and US GAAP if they are significant. For example, you may consider indicating that PRC GAAP and US GAAP for the company may vary materially or that the most significant difference between PRC GAAP and US GAAP for the calculation of profit and loss relates to the timing of recognition of revenue. It may be more relevant to provide this information in your disclosures of Note 20 rather than in your liquidity discussion.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in Note 20, Distribution of Profits of its future Form 10-K filings, the Company will indicate that the most significant difference between accounting principles, rules and regulations generally accepted in the PRC and US GAAP for the calculation of profit and loss relates to the timing of recognition of revenue.

*        *        *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned or Andrew Ledbetter of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4834 if you have any questions regarding the Form 10-K or this letter.

Sincerely,

/s/ Jun (Michael) Wu
Jun (Michael) Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporation Finance)

Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Ms. Shanniang (Deborah) Lv (AsiaInfo-Linkage, Inc.)

Mr. Andrew Ledbetter (DLA Piper LLP (US))

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